UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 1)*


                      INNOVO GROUP INC.
                      (Name of Issuer)


           Common Stock, Par Value $.01 Per Share
               (Title of Class of Securities)


                         457954 50 1
                       (CUSIP Number)

                      Bradley T. White
                      Innovo Group Inc
                  1808 North Cherry Street
                 Knoxville, Tennessee  37917
                       (423) 546-1110
       (Name, Address and Telephone Number of Persons
      Authorized to Receive Notices and Communications)


                       November 5, 1999
   (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

13D

CUSIP No. 457954 50 1

______________________________________________________________________________
1     NAME OF REPORTING PERSON:

      Samuel J. Furrow
______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                  (b) [X]
______________________________________________________________________________
3     SEC USE ONLY
______________________________________________________________________________
4     SOURCE OF FUNDS:  PF
_____________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [ ]
_____________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION: United States
_____________________________________________________________________________
  NUMBER OF       7    SOLE VOTING POWER:       1,320,655
      SHARES      ___________________________________________________________
BENEFICIALLY      8    SHARED VOTING POWER:     NONE
    OWNED BY      ___________________________________________________________
        EACH      9    SOLE DISPOSITIVE POWER:  1,320,655
   REPORTING      ___________________________________________________________
      PERSON      10  SHARED DISPOSITIVE POWER: NONE
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,320,655
_____________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]
_____________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   20.8%
_____________________________________________________________________________
14    TYPE OF REPORTING PERSON:     IN
_____________________________________________________________________________

Item 1.     Security and Issuer.

   This Statement relates to shares of the common stock, par value $.10 per share (the "Common Stock"), of Innovo Group Inc., a
Delaware corporation (the "Company"). The Company has its principal executive offices at 1808 North Cherry Street, Knoxville, Tennessee 37917.

Item 2.     Identity and Background.

   This Statement is filed by Samuel J. Furrow ("Furrow"), a resident of the State of Tennessee whose business address is 1808 North Cherry Street, Knoxville, Tennessee 37917. Furrow's principal occupation since joining the Company on November 9, 1998 has been serving as a Director and the Chairman and Chief Executive Officer of the Company. Furrow is a United States citizen.

   During the past five years, Furrow has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

   Furrow used personal funds of $598,590 to acquire 299,295 shares reported as owned by him in this Statement. These shares were purchased from Lecil Earnest Smith ("Smith"). In the event Furrow determines to purchase additional shares of Company stock, it is currently contemplated that he will use his respective personal funds.

Item 4.     Purpose of Transaction.

   While Furrow reserves the right to develop plans or proposals in the future regarding the following items, the purchase of shares described in Item 5 below was not made in connection with any of the following:

   (1) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

   (2)	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

   (3) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

   (4) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   (5) Any material change in the present capitalization or dividend policy of the Company;

   (6) Any other material change in the Company's business or corporate structure;

   (7) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

   (8) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (9) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934, as amended; or

   (10)      Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

   On November 5, 1999 in a private transaction, Furrow acquired
299,295 shares of the Company's common stock for $2.00 per share or $598,590.

   Under the rules and regulations of the Securities and Exchange Commission ("SEC"), Furrow beneficially owned 1,320,655 shares (20.8% of outstanding shares) of Common Stock. Of the shares beneficially owned as of November 5, 1999, Furrow has the right to purchase 41,660 shares under a stock option issued during 1998.

   The percentage of outstanding shares of Common Stock set out above are computed based on a total of 6,340,692 shares of Common Stock outstanding as of November 5, 1999. The outstanding share amount includes the 41,660 shares that Furrow has the right to purchase under the stock option issued during 1998.

   During the period beginning 60 days prior to November 5, 1999 and through the date of filing of this Statement, Furrow entered into no transactions to purchase or sell the Company's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except as described in this Statement, the party filing this Statement is not a party to any contract, arrangement, understanding or relationships with any other person with respect to shares of Company stock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

      Incorporated by reference or filed as exhibits hereto are the following:

NONE


                               Signatures

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: November 16, 1999                  /s/Samuel J. Furrow
_________________________                _________________________
                                         Samuel J. Furrow